Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-177331

PROSPECTUS

MAGELLAN PETROLEUM CORPORATION

1,182,742 SHARES OF COMMON STOCK

This is a resale Prospectus for the sale of 1,182,742 shares of the common stock, par value $0.01 per share, of Magellan Petroleum Corporation (“Common Stock”) by the selling stockholders (each a “Selling Stockholder” and together the “Selling Stockholders”) listed herein. The shares of our Common Stock held by the Selling Stockholders may be sold, from time to time, in brokerage transactions on the NASDAQ Capital Market at prevailing market prices through a broker nominated by a Selling Stockholder, in privately negotiated transactions for the account of a Selling Stockholder at prices at or near the market price, or in other privately negotiated transactions. See “Plan of Distribution.”

We will not receive any proceeds from the sale of our Common Stock by the Selling Stockholders listed herein. We have agreed to bear all expenses, other than expenses of the Selling Stockholders’ counsel and stock transfer taxes, in connection with the registration of the Common Stock. The Selling Stockholders will be responsible for all sales commissions in connection with the sale of the Common Stock. See “Plan of Distribution.”

Our Common Stock is traded on the NASDAQ Capital Market under the trading symbol “MPET.” As of November 2, 2011, the latest practicable date, the last sale price of our Common Stock as reported on the NASDAQ Capital Market was $1.06 per share.

You should read this Prospectus carefully before you invest in any securities. An investment in our Common Stock may involve certain risks. See “Risk Factors” beginning on page 14 to read about the risks you should consider before buying our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 17, 2011.

About this Prospectus	1

Forward-looking Statements	2

Prospectus Summary	4

Magellan Petroleum Corporation	4

Financial Results	8

Recent Events	9

The Offering	13

Risk Factors	14

The principal oil and gas properties owned by the Company, MPAL, and Nautilus Poplar LLC (“Nautilus”) could stop producing oil and gas.	14

MPAL’s production history depended upon long-term gas supply contracts, one of which was not renewed, and MPAL’s business has been adversely impacted.	14

In fiscal year 2010, we completed an acquisition of an 83.5% controlling member interest in Nautilus and subsequently, in September 2011, acquired the remaining 16.5% member interest in Nautilus; we may make acquisitions or investments in new oil and gas reserves, operating businesses or assets that involve additional risks, which could disrupt our business or harm our financial condition or results of operations.	14

Our plans to drill for oil and gas at fields located in the U.S. and U.K. may not result in successful discoveries of oil and gas.	15

We may not be successful in sharing the exploration and development costs of the fields and permits in which we hold interests.	15

Fluctuations in our operating results and other factors may depress our stock price.	15

The loss of key personnel could adversely affect our ability to operate.	16

There are risks inherent in foreign operations such as adverse changes in currency values and foreign regulations relating to MPAL’s exploration and development operations and to MPAL’s payment of dividends to Magellan.	16

Our dividend policy could depress our stock price.	16

We may issue a substantial number of shares of our common stock under our stock incentive plan and our outstanding warrants and shareholders may be adversely affected by the issuance of those shares.	16

If our shares are delisted from trading on the NASDAQ Capital Market, their liquidity and value could be reduced.	17

We have limited management and staff and will be dependent upon partnering arrangements.	17

Currency exchange rate fluctuations may negatively affect our operating results.	17

Magellan has identified material weaknesses relating to internal controls.	18

Risks Relating to the Oil and Gas Industry	18

Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.	18

Competition in the oil and gas industry is intense, and many of our competitors have greater financial and other resources than Magellan.	19

Oil and gas exploration and production operations are subject to numerous environmental laws, compliance with which may be extremely costly.	20

The potential impacts of climate change may negatively impact our business and results of operations.	20

We depend on one purchaser for a substantial portion of our revenue in the United States. The inability of the purchaser to meet their payment obligations to us may adversely affect our financial results.	20

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.	21

Our most recent annual report on Form 10-K and incorporated herein by reference reported reserves as of June 30, 2011 under SEC rules. The estimates provided in accordance with the SEC rules may change materially as a result of interpretive guidance that may be subsequently released by the SEC.	22

We may be limited in our ability to book additional proved undeveloped reserves under SEC rules.	22

We may not have funds sufficient to make the significant capital expenditures required to replace our reserves.	22

If we are not able to replace reserves, we may not be able to sustain production.	22

Exploration and development drilling may not result in commercially productive reserves.	23

Future price declines may result in a write-down of our asset carrying values.	23

Oil and gas drilling and producing operations are hazardous and expose us to environmental liabilities.	24

Difficult conditions resulting from the ongoing U.S. and worldwide financial and credit crisis, and significant concerns over the continuing recessions in the U.S. economy, may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.	24

ABOUT THIS PROSPECTUS

You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date after the date of the document containing the information. Material changes may have occurred to our business, financial condition, results of operations and prospects since that date.

We incorporate important information into this Prospectus by reference. You may obtain the information incorporated by reference into this Prospectus without charge by following the instructions under the heading “Where You Can Find More Information” below. Generally, when we refer to “this Prospectus,” we are referring to this Prospectus as well as to the information incorporated by reference herein. You should carefully read this Prospectus and the additional information described under the heading “Where You Can Find More Information” before investing in our Common Stock.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into this Prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Accordingly, you should not rely on those representations, warranties and covenants as accurately representing the state of our affairs.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to “Company,” “Magellan,” “we,” “us,” and “our” refer to Magellan Petroleum Corporation, a Delaware corporation.

FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). These forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Discussions containing these forward-looking statements may be found, among other places, under the headings “Business,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K for the fiscal year ended June 30, 2011, filed with the Securities and Exchange Commission (“SEC”) on September 20, 2011 and incorporated herein by reference. Forward-looking statements include, but are not limited to, statements about:

•	whether several recent transactions, including the farm-out transaction with VAALCO Energy (USA) Inc. (“VAALCO”), can be timely implemented;

•

whether these major transactions will result in a material improvement in the Company’s operational position, a strengthening of its financial resources, and an efficient exploitation of assets to deliver value to shareholders;

•

whether the contemplated transactions in Australia will lead to a rationalization of Australian asset ownership and operations, a new gas sales arrangement, augmented cash balances and a workable plan to move forward;

•

whether the pending Australian transactions can offset the effect of the Company’s write-off of the initial deposit made in connection with the Evans Shoal Transaction (as defined in “Prospectus Summary – Magellan Petroleum Corporation” below);

•	pricing and production levels from the properties in which Magellan, Nautilus Poplar LLC (“Nautilus”) and Magellan Petroleum Australia Limited (“MPAL”) have interests;

•	the extent of the recoverable reserves at those properties;

•	the profitable integration of acquired businesses, including Nautilus;

•

the future outcome of the negotiations for gas sales contracts for the remaining uncontracted reserves at our gas fields, including the likelihood of success of other potential suppliers of gas to the current customers of such fields; and

•	whether wells drilled pursuant to the Company’s exploration permits encounter hydrocarbons in commercially recoverable quantities.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “might,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that might cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from our expectations expressed in this Prospectus include, among others: general economic conditions; our ability to integrate acquired businesses and personnel into its existing businesses; the competitive environment in which we operate; the unpredictability of our future revenues, expenses, cash flows and stock price; and other risk factors detailed in this Prospectus and from time to time in our other SEC filings. We discuss many of these risks, uncertainties and other factors in greater detail under the heading “Risk Factors” contained in this Prospectus, in any related free-writing prospectuses that we authorize for use, and in our most recent annual report on Form 10-K incorporated herein by reference, as well as any amendments thereto reflected in subsequent filings with the SEC. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made. You should read carefully this Prospectus and any related free-writing prospectuses, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” completely and with the understanding that our actual future results might be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons that actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this Prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in our Common Stock. You should read this entire Prospectus, including the “Risk Factors” section beginning on page 14, and the documents incorporated by reference, which are described under the heading “Where You Find More Information” below before investing in our Common Stock.

Magellan Petroleum Corporation

Magellan Petroleum Corporation was incorporated in 1957 under the laws of Panama and was reorganized under the laws of Delaware in 1967. We are an oil and gas investment company, whose strategy is to create long-term value through the acquisition and redevelopment of “under-exploited” natural gas and oil reserves. Although Magellan has been in existence for decades, particularly in Australia, the Company began the transformation to an active international E&P development platform only in the past two years. During this time, the Company has assembled a new management team with experience in oil and gas operations, project development, finance, and management. This team has worked to rationalize Magellan’s legacy assets, contracts, and holding structures, while positioning the Company to unlock the value of the most promising of these assets and to expand its scope to gain access to new growth opportunities.

The Company currently has two primary assets: (1) a 100% equity interest in its subsidiary, MPAL, based in Queensland, Australia; and (2) a 100% equity interest in its subsidiary, Nautilus, based in Denver, Colorado.

MPAL: Mereenie, Palm Valley and Dingo Fields

MPAL’s primary assets are two petroleum production leases covering the Mereenie oil and gas field (35% working interest), one petroleum production lease covering the Palm Valley gas field (52% working interest), one retention license for the Dingo gas field (34.3% working interest), and thirteen licenses in the United Kingdom, four of which are operated by MPAL. The Mereenie, Palm Valley, and Dingo fields are located in the Amadeus Basin in the Northern Territory of Australia. Santos Limited, a publicly owned Australian company, owns a 65% interest in the Mereenie field (together with MPAL, the “Mereenie Producers”), a 48% interest in the Palm Valley field (together with MPAL, the “Palm Valley Producers”), and 65.7% interest in the Dingo field and is the operator of the Mereenie and Dingo fields. MPAL is operator of the Palm Valley field.

In 1985, the Palm Valley Producers and Mereenie Producers signed agreements for the sale of gas to Power and Water Corporation (“PWC”), through its wholly-owned company Gasgo Pty Ltd (“Gasgo”), for use in PWC’s Darwin electricity generating station and at a number of other generating stations in the Northern Territory. The price of gas under the Palm Valley gas contract was adjusted quarterly to reflect changes in the Australian Consumer Price Index. Since 1985, there were several additional contracts for the sale of Mereenie gas, the latest being the Mereenie Sales Agreement No. 4 in June 2006 for the supply of an additional 4.4 Bcf of gas prior to December 31, 2008. The principal Mereenie gas contracts and supply obligations expired in January and June 2009, and September 2010. The Palm Valley gas contract expires in January 2012.

PWC, MPAL’s major customer, contracted with Eni Australia in 2006 for the supply of PWC’s Northern Territory gas demand requirement for 25 years, commencing January 2009. Eni Australia expected to commence sales from its Blacktip field offshore of the Northern Territory in January 2009; however, the Blacktip development encountered significant delays and only commenced partial production in September 2009 with full production not achieved until February 2010. The Mereenie Producers continued to supply PWC’s gas requirements on a reasonable endeavors basis to supplement Blacktip gas sales until early February 2010.

As MPAL was not able to sell its uncontracted gas reserves for the fiscal year 2011, its revenues have declined in 2011. Palm Valley gas sales were approximately $1.8 million (net of royalties) or 100% of total gas sales for the year ended June 30, 2011, $2.1 million (net of royalties) or 15% of total gas sales for the year ended June 30, 2010, and $2.2 million (net of royalties) or 15% of total gas sales for the year ended June 30, 2009. There were no gas sales from Mereenie for the year ended June 30, 2011. There were $11.6 million of gas sales from Mereenie (net of royalties) or 85% of total sales for the year ended June 30, 2010, and $12.4 million (net of royalties) or 85% of total gas sales for the year ended June 30, 2009.

On September 14, 2011, Magellan Petroleum (N.T.) Pty Ltd (“Magellan NT”), a wholly owned subsidiary of MPAL, entered into a Sale Agreement (“Santos SA”) with Santos QNT Pty Ltd (“Santos QNT”) and Santos Limited (collectively, the “Santos Entities”). The Santos SA provides for the transfer of Magellan NT’s 35% interest in the Mereenie oil and gas field to the Santos Entities and the transfer of the Santos Entities’ 47.977% interest in the Palm Valley gas field and the 65.6635% interest in the Dingo gas field to Magellan NT subject to the satisfaction of certain conditions. On September 14, 2011, Magellan NT and the Santos Entities also entered into a Gas Supply and Purchase Agreement (the “GSPA”). The GSPA provides for the sale by Magellan NT to the Santos Entities of a total contract gas quantity of 25.65PJ over the 17 year term of the GSPA. For additional information regarding the Santos SA and the GSPA, see “Prospectus Summary – Recent Events.”

MPAL: Evans Shoal Gas Field

In the past year, the Company dedicated significant time and resources to pursuing the acquisition of a 40% interest in the Evans Shoal field, a contingent 6.6 Tcf gas field in the Northern Territory, Australia, from Santos Offshore Pty Ltd (“Santos”).

On March 25, 2010, MPAL entered into an agreement with Santos (“Asset Sales Deed”), to purchase Santos’ 40% interest in the Evans Shoal natural gas field (NT/P48) (“Evans Shoal Transaction”). Under the Asset Sales Deed, the Company agreed to pay Santos a time-staged cash consideration equal to (AUD) $100 million for its interest in the Evans Shoal field which included a (AUD) $15 million escrow deposit. The Company also agreed to pay additional contingent payments to Santos of (AUD) $50 million upon a favorable partner vote on any final investment decision to develop the Evans Shoal field and a further (AUD) $50 million upon first stabilized gas production from the field. Closing and completion of the purchase was subject to regulatory and other approvals. The Australian Foreign Investment Review Board indicated it had ‘no objection’ to the acquisition of Santos’ interest by MPAL.

The Asset Sales Deed was amended by the January 31, 2011 Deed of Variation (“Amended Asset Sales Deed”) which extended the closing date of the Evans Shoal Transaction through to May 31, 2011 in exchange for (1) MPAL’s release to Santos of the initial (AUD) $15 million escrow deposit made towards the closing price (“First Escrow Amount”) and (2) an additional (AUD) $10 million escrow deposit towards the closing price (“Second Escrow Amount”). While the Amended Asset Sales Deed provided that the payment of the Second Escrow Amount would be made in accordance with the terms of the Amended Asset Sales Deed which provided certain defined circumstances under which MPAL was entitled to reimbursement of the deposit, the Amended Asset Sales Deed re-classified the First Escrow Amount as non-refundable.

Due to factors outside of the Company’s control, Magellan and Santos agreed that the Evans Shoal Transaction would not be completed. On July 21, 2011, Santos and MPAL terminated the Amended Asset Sales Agreement and the initial deposit of (AUD) $15 million (plus related fees) was written off. The second deposit of (AUD) $10 million was returned on July 22, 2011. In connection with the unwinding of the Evans Shoal Transaction, Magellan NT and the Santos Entities executed the Santos SA which provides for the transfer of Magellan NT’s 35% interest in the Mereenie oil and gas field to the Santos Entities and the transfer of the Santos Entities’ 47.977% interest in the Palm Valley gas field and their 65.6635% interest in the Dingo gas field to Magellan NT subject to the satisfaction of certain conditions. For additional information regarding the termination of the Amended Asset Sales Deed and the Santos SA, see “Prospectus Summary – Recent Events.”

Funding of Evans Shoal Transaction. Young Energy Prize SA (“YEP”), a Luxembourg corporation and the Company’s largest shareholder, was engaged by the Company to help assist in the funding of the Evans Shoal Transaction. Mr. Nikolay Bogachev, a director of the Company since July 2009, is the President and CEO of YEP as well as an equity owner of YEP.

On August 5, 2011, the Company executed a Securities Purchase Agreement (the “Second Purchase Agreement”), an Investor’s Agreement and Memorandum of Agreement with YEP to finalize the terms of its second Private Investment in a Public Equity (“PIPE”). Pursuant to the terms of the Second Purchase Agreement, the Company is required to use the proceeds from the PIPE to close the Evans Shoal Transaction. On February 11, 2011 and February 17, 2011, the Company and YEP executed amendments to the Second Purchase Agreement. On February 17, 2011 the Company and YEP also executed an Investment Agreement to document the terms of additional financing to be provided by YEP to the Company in order to facilitate the closing of the Evans Shoal Transaction as well as an amendment to the Investment Agreement.

Since the Amended Asset Sales Agreement has been terminated and MPAL has received back the additional (AUD) $10 million deposit made in connection with the Evans Shoal Transaction, the transactions contemplated by the Second Purchase Agreement, as amended, and the Investment Agreement, as amended, have not closed. As of October 12, 2011, the Company and YEP terminated these agreements.

Nautilus Poplar LLC

On October 15, 2009, Magellan completed the purchase of an 83.5% controlling interest in Nautilus, based in Denver, Colorado. At that time, Nautilus owned a majority interest in and operated the Poplar Field in Roosevelt County, Montana. The controlling interest in Nautilus was purchased from White Bear, LLC and ECP Fund, SICAV-FIS (formerly, YEP I, SICAV- FIS) entities affiliated with Nikolay Bogachev and J. Thomas Wilson, two directors of the Company.

The Poplar Field was discovered and developed in 1954 by Murphy Oil Company. The Poplar Field, with 23,000 combined licensed acres, has an estimated 700-800 million barrels of original oil in-place with 52 million barrels recovered to-date (largely from just the Charles formation) or approximately 7% of in-place reserves. Typical recovery factors in other fields with like characteristics are 20% to 30%. Magellan (through Nautilus) has embarked on an active development program utilizing both infill and tertiary enhanced oil recovery programs shown to be successful and productive in adjacent, similar fields in both the U.S. and in nearby Canada. Although certain contingencies must materialize, attractive upside potential is seen in the three producing oil horizons in the Mississippian Charles formation, up to 23,000 acres of Bakken shale, and both shallow and deep gas plays.

In March 2010, Magellan completed a consolidation of interests in the Poplar Field by purchasing a 25.05% average working interest from Hunter Energy, LLC and a 3.25% average working interest from NT.

As of June 30, 2011, Magellan, on a consolidated basis and through Nautilus and directly, owned an average 85.7% working interest in the Poplar Field. For the year end June 30, 2011, the Poplar Field produced approximately 86 MBbls with approximately 35 active wells producing from the Charles Formation. During June 30, 2011, Magellan’s share of oil sales was approximately 68 MBbls, which is net of royalties and overriding royalties averaging 21%. At June 30, 2011, Magellan’s share of the Poplar Field proved oil reserves was approximately 9,190 MBbls.

On September 2, 2011, Magellan signed and closed a Purchase and Sale Agreement with the Selling Stockholders listed herein (i.e., the former members of NT and ER), resulting in the Company owning 100% of Nautilus, a 100% working interest in the East Poplar Unit and a 78.65% working interest in the Northwest Poplar Field (“Nautilus PSA”). On September 6, 2011, Magellan and Nautilus entered into a farm out arrangement with VAALCO Energy (USA) Inc. (“VAALCO”) with respect to the Bakken and deeper formations of the Poplar Field as described in the Lease Purchase and Sale and Participation Agreement between the parties (“VAALCO PSA”). For additional information regarding the Nautilus PSA and the VAALCO PSA, see “Prospectus Summary – Recent Events.”

Other Interests

Magellan also own a direct 2.67% carried interest in the Kotaneelee gas field in the Yukon Territory of Canada.

Employees and Offices

At June 30, 2011, we had forty-two (42) total employees. Magellan had eight (8) employees and Nautilus had twelve (12) employees in the United States and MPAL had twenty-two (22) employees in Australia.

Our corporate headquarters are currently located at 7 Custom House Street, 3rd Floor, Portland, Maine 04101, Telephone: (207) 619-8500. The Company anticipates moving its corporate headquarters to Denver, Colorado in 2012. Our Internet website is located at: http://www.magellanpetroleum.com. The information included at our corporate website is not intended to comprise a part of this Prospectus.

Financial Results

At June 30, 2011, on a consolidated basis, we had total assets of approximately $71.6 million, total liabilities of approximately $19.0 million, and shareholder equity of approximately $52.5 million. For the year ended June 30, 2011, we had total revenues of approximately $18.2 million and a net loss of $32.4 million or ($0.62) per share.

The net loss in the fiscal year ended June 30, 2011 was largely the result of non-recurring charges, including a $15.9 million write off of MPAL’s initial deposit made in connection with the Evans Shoal Transaction and a $7.0 million valuation allowance which is recognized as a reserve against MPAL’s deferred tax balances. In addition, the Company incurred materially higher consulting costs and expenses related to the transactions pursued during the fiscal year ending June 30, 2011. The financial results of the Company were particularly negatively impacted by the $10.3 million reduction in consolidated revenues from Fiscal Year 2010 to Fiscal Year 2011, which primarily resulted from an 87% decrease in gas sales during the fiscal year ended June 30, 2011 due to the term end of the Mereenie Sales Agreement No. 4 (executed in June 2006) and a 39% BCF reduction in gas sales volume from the Palm Valley gas field. Oil sales increased by 20% during the fiscal year ended June 30, 2011 due to the year over year effect of the sales related to the Poplar Field assets acquired in October 2009 and March 2010 and a 15% increase in the price per barrel in the United States resulting in oil sales of $11.8 million (net of royalties) or 65% of total revenues for the fiscal year ended June 30, 2011.

The foregoing summary financial results should be read in conjunction with the consolidated financial statements, related notes and other financial information included in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2011, filed with the SEC on September 20, 2011 and incorporated herein by reference.

Recent Events

Evans Shoal Release Agreement

On July 21, 2011, MPAL and Santos executed a Release Agreement to terminate the Amended Assets Sale Deed, concluding the Company’s efforts to purchase the Evans Shoal natural gas field in the Bonaparte Basin, offshore Northern Australia. Pursuant to the Release Agreement, MPAL received back the (AUD) $10 million deposit, plus all interest accrued on that deposit from the date of deposit to the date of release and the parties agreed to mutually release each other from all claims arising out of the Asset Sales Deed and the Evans Shoal Transaction.

The conclusion of the Evans Shoal Transaction is described in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2011 filed with the SEC on September 20, 2011 and which is incorporated by reference herein.

Santos Sale Agreement

On September 14, 2011, Magellan NT and the Santos Entities entered into the Santos SA. Subject to the satisfaction of certain conditions by June 22, 2012, the Santos SA provides for the transfer, effective as of July 1, 2011, of (i) Magellan NT’s interest in the Mereenie gas fields to the Santos Entities; and (ii) the Santos Entities’ interests in the Palm Valley and Dingo gas fields to Magellan NT. The conditions to the transaction include approval of the Santos SA (and related transfers and dealings) under relevant petroleum legislation; Foreign Investment Review Board approval (which has now been obtained); execution of the GSPA (defined below); and certain third party approvals of the assignment of property interests, joint venture contracts and royalty obligations.

The cash consideration payable for the sale of the Mereenie interests by Magellan NT will be approximately (AUD)$28.0 million (subject to certain adjustments and bonus payments). The cash consideration payable for the sale of the Palm Valley interests by the Santos Entities will be (AUD)$2.9 million (subject to certain adjustments). The cash consideration payable for the sale of the Dingo interests by the Santos Entities will be (AUD)$0.1 million (subject to certain adjustments).

The material provisions of Santos SA between Magellan NT and the Santos Entities are described in the Company’s annual report on Form 10-K filed with the SEC on September 20, 2011 and which is incorporated by reference herein.

Santos Gas Supply and Purchase Agreement

On September 14, 2011, Magellan NT and the Santos Entities entered into the GSPA. Subject to the fulfillment of the conditions under the Santos SA between Magellan NT and the Santos Entities described above, the GSPA provides for the sale by Magellan NT to the Santos Entities of a total contract gas quantity of 25.65PJ over the 17 year term of the GSPA, subject to certain limitations regarding deliverability into the Amadeus Pipeline.

The material terms of the GSPA are described in the Company’s annual report on Form 10-K filed with the SEC on September 20, 2011 and which is incorporated by reference herein.

VAALCO Energy (USA), INC. Lease Purchase and Sale and Participation Agreement

On September 6, 2011, the Company, Nautilus and VAALCO entered into the VAALCO PSA. Pursuant to the VAALCO PSA, the Company received $5 million in cash and VAALCO agreed to drill three new wells, at its sole expense as operator, to the Bakken formation and to formations below the Bakken (the “Deep Intervals”) in the Poplar Field. Upon completion of the three new wells in the Deep Intervals of the Poplar Field, VAALCO will be assigned a 65% working interest in the Deep Intervals within the Poplar Field and Nautilus will maintain a 35% working interest. One well is required to be spud on or before June 1, 2012 and the second and third wells are required to be spud on or before December 31, 2012. If VAALCO fails to perform its obligations in accordance with the VAALCO PSA, Nautilus will keep the $5 million payment and, other than previously accrued sales proceeds, VAALCO will relinquish all right, title and interest to the Deep Intervals and any previously drilled wells.

The material terms of the VAALCO PSA are described in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2011 filed with the SEC on September 20, 2011 and which is incorporated by reference herein.

Nautilus Poplar, LLC Purchase and Sale Agreement

On September 2, 2011, the Company entered into the Nautilus PSA with the Selling Stockholders listed herein (i.e., the former members of NT and ER) to acquire all of the membership interests in NT and ER, each a Colorado limited liability company (“Nautilus Transaction”). The Nautilus Transaction resulted in the Company owning 100% of the membership interests in Nautilus. In addition, the Company acquired an additional 14.3% interest in the Poplar Field. The Company, through Nautilus, now owns a 100% working interest in the East Poplar Unit and a 78.65% working interest in the Northwest Poplar Field.

In exchange for the membership interests in NT and ER, the Company paid $4.0 million in cash to the Selling Stockholders at closing and issued approximately $2.0 million worth of new shares of Common Stock. Additional production payments may become due to the Selling Stockholders in the future. The $2.0 million worth of new shares of Common Stock, less certain debt owed to the Company by Nautilus, NT and ER and certain costs equaling approximately $0.3 million, were priced and issued in accordance with the terms and conditions set forth in the Nautilus PSA.

The shares of Common Stock privately issued to the Selling Stockholders in connection with the Nautilus Transaction are the subject of a Registration Rights Agreement further described under the heading “Selling Stockholders – Registration Rights Agreement.”

The material terms of the Nautilus Transaction, including the pricing mechanism by which the number of shares of Common Stock issued to each Selling Stockholder was determined, and of the Registration Rights Agreement relating to such shares, is set forth in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2011 filed with the SEC on September 20, 2011 and in the Company’s current report on Form 8-K filed with the SEC on September 9, 2011 and which are incorporated by reference herein.

Transition of President and Chief Executive Officer

Effective September 27, 2011, William H. Hastings stepped aside from his position as President and Chief Executive Officer of Magellan. Mr. Hastings’ choice to step aside resulted from the decision of the Company’s Board of Directors to move the Company’s headquarters from Portland, Maine to Denver, Colorado. In connection with Mr. Hastings’ resignation, he executed an addendum to his February 3, 2009 Employment Agreement with the Company, which provides that he will remain a Director of the Company, will stand for re-election for another three-year term at the 2011 annual meeting of shareholders and will continue to serve the Company in a non-executive capacity as Senior Advisor for Business Development through at least December 13, 2013, the end of the term of the current Employment Agreement. Mr. Hastings’ current compensation and benefits will not change. The Company and Mr. Hastings agreed that none of the changes to the terms of his employment provide Mr. Hastings with “Good Reason” to terminate his employment under the terms of his original Employment Agreement. The Company is also provided, under certain circumstances, with a right of first refusal to buy back shares of Common Stock acquired by Mr. Hastings through the exercise of options granted to him by the Company. The term under which Mr. Hastings can exercise certain stock options is also extended until the later of the date provided for in his option agreements or December 31, 2015 and Mr. Hastings will be permitted to pay some or all of the exercise price of such options by surrendering to the Company shares of the Company’s common stock that he already owns at the time of exercise.

On September 27, 2011, the Board of Directors appointed J. Thomas Wilson (age 59), a Director of the Company and resident of Denver, Colorado, as the Company’s new President and Chief Executive Officer. The Company and Mr. Wilson are in the process of negotiating a term sheet setting forth the material terms of Mr. Wilson’s employment, including but not limited to his term of office. The Company and Mr. Wilson also intend to enter into a definitive employment agreement incorporating the terms of employment described in the term sheet as soon as practicable. Mr. Wilson has served as a senior consultant to and Director of the Company since 2009. He has also served as a member of the Board of Directors’ ad hoc Business Development Committee since 2010. As a senior consultant to the Company, Mr. Wilson provided management and geologic expertise and experience in support of the principal activities of the Company’s senior management. Mr. Wilson is an entrepreneur and an investor in various oil and gas entities. He is a veteran in the energy sector with a strong geology and international business development background.

The material terms of the addendum to Mr. Hastings’ Employment Agreement and details regarding Mr. Hastings’ resignation and the appointment of Mr. Wilson as President and Chief Executive Officer of the Company are set forth in the Company’s current report on Form 8-K filed with the SEC on October 3, 2011 and which is incorporated by reference herein.

Transition of Auditors

On October 3, 2011, Deloitte & Touche LLP (“Deloitte”) informed the Company that it has declined to stand for re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2012 and will cease providing services to the Company as of October 14, 2011. In light of Deloitte’s actions, the Board of Directors’ Audit Committee commenced a process to select a new accounting firm to serve as the Company’s new independent registered public accountant.

Additional information regarding Deloitte’s decision to not stand for re-appointment is set forth in the Company’s current report on Form 8-K filed with the SEC on October 7, 2011 and which is incorporated by reference herein.

On October 20, 2011, upon the recommendation and approval of the Audit Committee of the Board of Directors, Ehrhardt Keefe Steiner & Hottman PC (“EKSH”) was engaged to serve as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2012, commencing with a review of the Company’s interim financial statements for the quarterly period ending September 30, 2011.

As the largest Colorado-based certified public accountant and business consulting firm, EKSH has substantial experience serving the needs of both public and private oil and gas companies. EKSH is registered with the Public Company Accounting Oversight Board.

Additional information regarding the engagement of EKSH is set forth in the Company’s current report on Form 8-K filed with the SEC on October 21, 2011 and which is incorporated by reference herein.

The Offering

On September 23, 2011, we issued 1,182,742 shares of our Common Stock to the Selling Stockholders listed herein as partial consideration for the acquisition of the Selling Stockholders’ membership interests in NT and ER pursuant to the Nautilus PSA. This Prospectus covers the resale of such shares of Common Stock, as described below.

Common Stock offered by Selling Stockholders:	1,182,742 shares of Common Stock.

Selling Stockholders:	See “Selling Stockholders” beginning on page 28.

Common Stock outstanding:	53,835,594 shares as of November 17, 2011.

Use of proceeds:	All proceeds of this offering will be received by the Selling Stockholders for their own accounts. See “Use of Proceeds” on page 30.

NASDAQ Stock Market Trading Symbol:	MPET.

Risk Factors:	You should read the “Risk Factors” section of this Prospectus beginning on page 14, as well as other cautionary statements throughout or incorporated by reference in this Prospectus, before investing in shares of our Common Stock.

RISK FACTORS

Our business, financial condition, operating results and cash flows can be impacted by a number of factors, including, but not limited to, those set forth below, any one of which could cause our actual results to vary materially from recent results or anticipated future results.

You should carefully consider the risk factors set forth below and in the documents identified under the caption “Where to Find Additional Information,” as well as the other information appearing in this Prospectus and the documents to which we refer you, including those incorporated by reference, before making an investment in our common stock.

The principal oil and gas properties owned by the Company, MPAL, and Nautilus Poplar LLC (“Nautilus”) could stop producing oil and gas.

MPAL’s Palm Valley field and Nautilus’ Poplar Field could stop producing oil and gas or there could be a material decrease in production levels at the fields. Since these are the principal revenue producing properties of Magellan, any decline in production levels at these properties could cause Magellan’s revenues to decline. Any such adverse impact on the revenues and cash flows being received by Magellan could restrict our ability to explore and develop oil and gas properties in the future and cause our stock price to decline.

MPAL’s production history depended upon long-term gas supply contracts, one of which was not renewed, and MPAL’s business has been adversely impacted.

MPAL’s financial performance and cash flows have historically been dependent upon its Palm Valley and Mereenie supply contracts to sell gas produced at these fields to MPAL’s former major customer, Gasgo, a subsidiary of PWC of the Northern Territory. Gasgo has contracted with Eni Australia for the supply of PWC’s Northern Territory gas demand requirement for twenty five years. Eni Australia, commenced sales in September 2009, is to supply the gas from its Blacktip field offshore of the Northern Territory. The Mereenie Producers continued to supply PWC’s gas demand on a reasonable endeavors basis to supplement Blacktip gas sales as required until September 5, 2010. The last Mereenie gas sales contract terminated in September, 2010. As MPAL was not able to sell its uncontracted gas, its revenues declined in 2011.

In fiscal year 2010, we completed an acquisition of an 83.5% controlling member interest in Nautilus and subsequently, in September 2011, acquired the remaining 16.5% member interest in Nautilus; we may make acquisitions or investments in new oil and gas reserves, operating businesses or assets that involve additional risks, which could disrupt our business or harm our financial condition or results of operations.

As part of our business strategy, in October 2009, we acquired a controlling interest in Nautilus. In September 2011, through the acquisition of the membership interests held by the members of Nautilus Technical Group, LLC and Eastern Rider, LLC, we acquired the remaining member interest in Nautilus. We expect to continue to make acquisitions of companies that possess oil and gas reserves or other businesses or assets that are complementary to our growth strategy. Such acquisitions or investments involve a number of risks, including:

•	assimilating operations and new personnel may be unexpectedly difficult;

•	management’s attention may be diverted from other business concerns;

•	we may enter markets in which we have limited or no direct experience;

•	we may lose key employees of an acquired business;

•	we may not realize the value of the acquired assets relative to the price paid; and

•	despite our due diligence efforts, we may not succeed at quality control or other customer issues.

These factors could have a material adverse effect on our business, financial condition and operating results. Consideration paid for any future acquisitions could include our stock or require that we incur additional debt and contingent liabilities. As a result, future acquisitions could cause dilution of existing equity interests and earnings/loss per share.

Our plans to drill for oil and gas at fields located in the U.S. and U.K. may not result in successful discoveries of oil and gas.

The Company anticipates that, during fiscal year 2012, the Markwells Wood-1 well, in the Weald Basin United Kingdom in which we hold interests will be production tested to recover oil and gas in commercially viable quantities. On October 18, 2010, Magellan commenced a drilling and development program in Poplar Field, with the EPU #119. Completion work is currently planned in the fall of 2011. If these drilling projects are not successful, no revenues will be achieved from the drilling projects and our results of operations would be adversely affected.

We may not be successful in sharing the exploration and development costs of the fields and permits in which we hold interests.

Our plans for drilling in the U.K. and U.S. depend, in certain cases, on our ability to enter into farm-in, joint venture or other cost sharing arrangements with other oil and gas companies. If we are not able to secure such farm-in or other arrangements in a timely manner, or on terms which are economically attractive to the Company, we may be forced to bear higher exploration and development costs with respect to our fields and interests. We may also be unable to fully develop and/or explore certain fields if the costs to do so would exceed our available exploration budget and capital resources. In either case, our results of operations could be adversely affected and the market price of our common shares could decline.

Fluctuations in our operating results and other factors may depress our stock price.

During the past few years, the equity trading markets in the United States have experienced price volatility that has often been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our common shares. From time to time, there may be significant volatility in the market price of our common shares. Investors could sell shares of our common stock at or after the time that it becomes apparent that the expectations of the market may not be realized, resulting in a decrease in the market price of our common shares.

The loss of key personnel could adversely affect our ability to operate.

We depend, and will continue to depend in the foreseeable future, on the services of the officers and key employees of Magellan, Nautilus, and MPAL. The ability to retain officers and key employees is important to our continued success and growth. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on our business.

There are risks inherent in foreign operations such as adverse changes in currency values and foreign regulations relating to MPAL’s exploration and development operations and to MPAL’s payment of dividends to Magellan.

The properties in which Magellan has interests located outside the United States are subject to certain risks related to the indirect ownership and development of foreign properties, including government expropriation, adverse changes in currency values and foreign exchange controls, foreign taxes, nationalization and other laws and regulations, any of which may adversely affect the Company’s properties. Although there are currently no exchange controls on the payment of dividends to the Company by MPAL, such payments could be restricted by Australian foreign exchange controls, if implemented.

Our dividend policy could depress our stock price.

We have never declared or paid dividends on our common stock and have no current intention to change this policy. We plan to retain any future earnings to reduce our accumulated deficit and finance growth. As a result, our dividend policy could depress the market price for our common stock and cause investors to lose some or all of their investment.

We may issue a substantial number of shares of our common stock under our stock incentive plan and our outstanding warrants and shareholders may be adversely affected by the issuance of those shares.

As of November 4, 2011, there were 4,347,826 warrants outstanding and 5,200,000 stock options outstanding of which 3,391,665 are fully vested and exercisable. As of that date, there were also 1,270,000 options available for future grants under our 1998 Stock Incentive Plan as amended in December of 2010 (“Plan”). If all of these options and warrants, which total 10,817,826 in the aggregate, are awarded and exercised, shares received would represent approximately 19.7% of our outstanding common shares and would, upon their exercise and the payment of the exercise prices, dilute the interests of other shareholders and could adversely affect the market price of our common stock.

If our shares are delisted from trading on the NASDAQ Capital Market, their liquidity and value could be reduced.

In order for us to maintain the listing of our shares of common stock on the NASDAQ Capital Market, the Company’s shares must maintain a minimum bid price of $1.00 as set forth in Marketplace Rule 5550(a)(2). If the bid price of the Company’s shares trade below $1.00 for 30 consecutive trading days, then the bid price of the Company’s shares must trade at $1.00 or more for 10 consecutive trading days during a 180-day grace period to regain compliance with the rule. On November 2, 2011, the Company’s shares closed at $1.06 per share. If the Company shares were to be delisted from trading on the NASDAQ Capital Market, then most likely the shares would be traded on the Electronic Bulletin Board, or OTC-BB. The delisting of the Company’s shares from NASDAQ could adversely impact the liquidity and value of the Company’s shares.

We have limited management and staff and will be dependent upon partnering arrangements.

The Company and its affiliates had approximately 42 total employees as of June 30, 2011. Despite our increase in employment relative to prior years, we expect that we will continue to require the services of independent consultants and contractors to perform various professional services, including reservoir engineering, land, legal, environmental and tax services. We will also pursue alliances with partners in the areas of geological and geophysical services and prospect generation, evaluation and prospect leasing. Our dependence on third party consultants and service providers create a number of risks, including but not limited to:

•	the possibility that such third parties may not be available to us as and when needed; and

•	the risk that we may not be able to properly control the timing and quality of work conducted with respect to our projects.

If we experience significant delays in obtaining the services of such third parties or poor performance by such parties, our results of operations and stock price will be materially adversely affected.

Currency exchange rate fluctuations may negatively affect our operating results.

The exchange rates among the Australian dollar and the U.S. dollar, as well as the exchange rates between the Australian dollar and the British pound, have changed in recent periods and may fluctuate substantially in the future. We expect that a majority of our revenue will be generated in the U.S. dollar in the future. However, at June 30, 2011, the U.S. dollar has weakened against the Australian dollar which has had, and may continue to have, a positive impact on our revenues generated in the Australian dollar, as well as our operating income/loss and net income, as considered on a consolidated basis. The foreign exchange gain for the year ended June 30, 2011 was $9.3 million and is included in accumulated other comprehensive income on our balance sheet included in our most recent annual report on Form 10-K incorporated herein by reference. Any continued appreciation of the U.S. dollar against the Australian dollar is likely to have a positive impact on our revenue, operating income and net income/loss. Because of our U.K. development program, a portion of our expenses, including exploration costs and capital and operating expenditures will continue to be denominated in British pounds. Accordingly, any material appreciation of the British pound against the Australian dollar could have a negative impact on our business, operating results and financial condition.

Magellan has identified material weaknesses relating to internal controls.

Magellan identified certain material weaknesses in internal controls as described in Item 4 of the Company’s Form 10-Q for the fiscal quarter ended March 31, 2011 and in Item 9A of its annual report on Form 10-K for the fiscal year ended June 30, 2011. The material weaknesses identified in these reports involved: (1) the inadequate design of internal controls related to the preparation and review of the Consolidated Statement of Cash Flows; and (2) the ineffective operation of internal controls to evaluate the work of management’s third party accounting experts, which are utilized to supplement management’s internal review procedures for certain significant, complex, and/or non-routine matters. In light of these weaknesses, Deloitte’s attestation report regarding the Company’s internal control over financial reporting as of June 30, 2011 contained an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

RISKS RELATED TO THE OIL AND GAS INDUSTRY

Oil and gas prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability, future rate of growth and the carrying value of our oil and gas properties depend primarily upon the prices we receive for the oil and gas we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The prices of oil, natural gas, methane gas and other fuels have been, and are likely to continue to be, volatile and subject to wide fluctuations in response to numerous factors, including the following:

•	worldwide and domestic supplies of oil and gas;

•	changes in the supply and demand for such fuels;

•	political conditions in oil, natural gas, and other fuel-producing and fuel-consuming areas;

•	the extent of Australian domestic oil and gas production and importation of such fuels and substitute fuels in Australian and other relevant markets;

•	weather conditions (i.e. hurricanes), including effects on prices and supplies in worldwide energy markets;

•	the competitive position of each such fuel as a source of energy as compared to other energy sources; and

•	the effect of governmental regulation on the production, transportation, and sale of oil, natural gas, and other fuels.

These factors and the volatility of the energy markets make it extremely difficult to predict future oil and gas price movements with any certainty. Furthermore, the ongoing worldwide financial and credit crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets could lead to an extended worldwide economic recession. A slowdown in economic activity caused by a recession would likely reduce worldwide demand for energy and result in lower oil and natural gas prices. Oil prices declined from previous years’ record levels to below $70 per barrel in August 2009, then up slightly to $76 per barrel in September 2010 and $82 per barrel in August 2011, while natural gas prices have declined from over $13 per mcf to approximately $4 per mcf over the same period.

Sustained declines in oil and gas prices would not only reduce our revenues, but could reduce the amount of oil and gas that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, oil and gas prices do not necessarily move in tandem. Gas sales contracts in Australia are adjusted to the gas price movements related to the Australian Consumer Price Index. Future gas sales not governed by existing contracts would generate lower revenue if natural gas prices in Australia were to decline. Sales of our proved oil reserves are dependent on world oil prices. The volatility of these prices will affect future oil revenues.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than Magellan.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production and face intense competition from both major and other independent oil and natural gas companies. Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment. In addition, we may not be able to compete with, or enter into cooperative relationships with, any such firms.

Our oil and gas exploration and production operations are subject to numerous environmental laws, compliance with which may be extremely costly.

Our operations are subject to environmental laws and regulations in the various countries in which they are conducted. Such laws and regulations frequently require completion of a costly environmental impact assessment and government review process prior to commencing exploratory and/or development activities. In addition, such environmental laws and regulations may restrict, prohibit, or impose significant liability in connection with spills, releases, or emissions of various substances produced in association with fuel exploration and development.

We can provide no assurance that we will be able to comply with applicable environmental laws and regulations or that those laws, regulations or administrative policies or practices will not be changed by the various governmental entities. The cost of compliance with current laws and regulations or changes in environmental laws and regulations could require significant expenditures. Moreover, if we breach any governing laws or regulations, we may be compelled to pay significant fines, penalties, or other payments. Costs associated with environmental compliance or noncompliance may have a material adverse impact on our cash flows, financial condition or results of operations in the future.

The potential impacts of climate change may negatively impact our business and results of operations.

Climate change has become the subject of an important public policy debate. Climate change remains a complex issue, with some scientific research suggesting that an increase in greenhouse gas emissions (GHGs) may pose a risk to society and the environment. The oil and natural gas exploration and production industry is a source of certain GHGs, namely carbon dioxide and methane, and future restrictions on the combustion of fossil fuels or the venting of natural gas could have a significant impact on our future operations.

We depend on one purchaser for a substantial portion of our revenue in the United States. The inability of the purchaser to meet their payment obligations to us may adversely affect our financial results.

Currently, Nautilus relies on its contract with Plains Marketing, LP as the sole customer for its oil produced in Montana. If Nautilus’ sole customer reduces or discontinues its business with us, or if we are not able to successfully negotiate a replacement contract with our sole customer after the expiration of such contract, or if the replacement contract is on less favorable terms, the effect on us could be adverse if we were not able to locate new customers to purchase the oil produced at the Poplar Field. In addition, if Nautilus’ sole customer was to experience financial difficulties or any deterioration in its ability to satisfy its obligations to us, our cash flow from the Poplar Field could be adversely affected.

Our estimated reserves are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

This documents incorporated by reference in this Prospectus contain estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating oil and gas reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves. We base the estimated discounted future net cash flows from our proved reserves on the average, first-day-of-the-month price during the 12-month period preceding the measurement date. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production;

•	supply of and demand for oil and natural gas; and

•	changes in governmental regulations or taxation.

The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows for financial statement disclosure, may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and natural gas industry in general.

Our most recent annual report on Form 10-K and incorporated herein by reference reported reserves as of June 30, 2011 under SEC rules. The estimates provided in accordance with the SEC rules may change materially as a result of interpretive guidance that may be subsequently released by the SEC.

Our most recent annual report on Form 10-K and incorporated in this Prospectus by reference includes estimates of our proved reserves at June 30, 2011 as prepared consistent with our independent reserve engineers’ interpretations of the SEC rules relating to disclosures of estimated natural gas and oil reserves. These rules require SEC reporting companies to prepare their reserve estimates using reserve definitions and revised pricing based on 12-month unweighted first-day-of-the-month average pricing. While the estimates of our proved reserves at June 30, 2011 were prepared based on what we and our independent reserve engineers believe to be reasonable interpretations of the SEC rules, those estimates could ultimately differ materially from any estimates we might prepare applying more specific SEC interpretive guidance.

We may be limited in our ability to book additional proved undeveloped reserves under the SEC rules.

Another impact of the SEC reserve rules is a general requirement that, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five (5) years of the date of booking. This new rule may limit our potential to book additional proved undeveloped reserves as we pursue our drilling program on our undeveloped properties.

We may not have funds sufficient to make the significant capital expenditures required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, farming-in other companies or investors to MPAL’s exploration and development projects in which we have an interest and/or equity issuances. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and gas, and our success in developing and producing new reserves. If revenue were to decrease as a result of lower oil and gas prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. If our cash flow from operations is not sufficient to fund the Company’s capital expenditure budget, we may not be able to rely upon additional farm-in opportunities, debt or equity offerings or other methods of financing to meet these cash flow requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves will decline over time. Recovery of any additional reserves will require significant capital expenditures and successful drilling operations. We may not be able to successfully find and produce reserves economically in the future. In addition, we may not be able to acquire proved reserves at acceptable costs.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements including the Bureau of Indian Affairs and the Bureau of Land Management; and

•

costs of, or shortages or delays in the availability of, drilling rigs, pressure pumping equipment and supplies, tubular materials, water resources, disposal facilities, other necessary equipment, supplies and services.

Future price declines may result in a write-down of our asset carrying values.

The Company follows the successful efforts method of accounting for our oil and gas operations. Under this method, the costs of successful wells, development dry holes and productive leases are capitalized and amortized on a units-of-production basis over the life of the related reserves. Cost centers for amortization purposes are determined on a field-by-field basis. The Company records its proportionate share in joint venture operations in the respective classifications of assets, liabilities and expenses. Unproved properties with significant acquisition costs are periodically, but at least annually, assessed for impairment in value with any required impairment charged to expense. The successful efforts method also imposes limitations on the carrying or book value of proved oil and gas properties. Oil and gas properties (including exploration rights), along with goodwill, are reviewed for impairment annually or whenever events or circumstances indicate that the carrying amounts may not be recoverable. In general, analyses are based on proved developed reserves, except in circumstances where it is probable that additional resources will be developed and contribute to cash flows in the future. For Palm Valley, future undiscounted cash flows were based upon the quantities of gas currently committed to the contract and estimated sales subsequent to the contract. If such new contracts are affected, the proved developed reserves will be increased to the newly contracted quantities. At June 30, 2011, the Mereenie gas field had no gas contracts, thus no gas reserves. The Mereenie discounted future net cash flows were negative due to the loss of the gas contract.

According to the SEC definition of proved reserves, this results in zero proved oil reserves. A significant decline in oil and gas prices from current levels, or other factors, without other mitigating circumstances, could cause a future write down of capitalized costs and a non-cash charge against future earnings.

Oil and gas drilling and producing operations are hazardous and expose us to environmental liabilities.

Oil and gas operations are subject to many risks, including well blowouts, cratering and explosions, pipe failure, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occur, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties;

•

suspension of operations; and compliance with, or changes in, environmental laws and regulations relating to air emissions, waste disposal and hydraulic fracturing , laws and regulations imposing conditions and restrictions on drilling and completion operations and other laws and regulations, such as tax laws and regulations.

Our liability for environmental hazards includes those created either by the previous owners of properties that we purchase or lease or by acquired companies prior to the date we acquire them. We maintain insurance against some, but not all, of the risks described above. Our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

Difficult conditions resulting from the ongoing U.S. and worldwide financial and credit crisis, and significant concerns over the continuing recessions in the U.S. economy, may materially adversely affect our business and results of operations and we do not expect these conditions to improve in the near future.

Continual volatility and disruption, since 2008, in worldwide capital and credit markets and further deteriorating conditions in the U.S. and Australian economies could affect our revenues and earnings negatively and could have a material adverse effect on our business, results of operations and financial condition. For example, purchasers of our oil and gas production may reduce the amounts of oil and gas they purchase from us and/or delay or be unable to make timely payments to us.

Further, a number of our oil and gas properties are operated by third parties whom we depend upon for timely performance of drilling and other contractual obligations and, in some cases, for distribution to us of our proportionate share of revenues from sales of oil and gas we produce. If current economic conditions adversely impact our third party operators, we are exposed to the risk that drilling operations or revenue disbursements to us could be delayed. This “trickle down” effect could significantly harm our business, financial condition and results of operation.

We cannot control activities on properties that we do not operate and are unable to control their proper operation and profitability.

We do not operate all of the properties in which we own an ownership interest. As a result, we have limited ability to exercise influence over, and control the risks associated with, the operations of these non-operated properties. The failure of an operator of our wells to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interests could reduce our production, revenues and reserves. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors outside of our control, including the operator’s:

•	nature and timing of drilling and operational activities;

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	the approval of other participants in drilling wells; and

•	selection of suitable technology.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act and its rules and regulations. Our SEC file number is 1-5507. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information can be read and copied at:

SEC Public Reference Room

100 F Street NE

Washington, D.C. 20549

Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1–800–SEC–0330.

The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC’s website at http://www.sec.gov.

We make available, free of charge on our website, our annual report on Form 10–K, quarterly reports on Form 10–Q, proxy statements, and current reports on Form 8–K as well as amendments to those reports filed or furnished pursuant to Section 13 or 15(d) of the Exchange Act, together with Section 16 insider beneficial stock ownership reports, as soon as reasonably practicable after we electronically file these documents with, or furnish them to, the SEC. These documents are posted on our website at www.magellanpetroleum.com — select the “Investor Relations” link and then the “SEC Filings” link.

We also make available, free of charge on our website, our Certificate of Incorporation, By–Laws, Standards of Conduct, the Charter of the Audit Committee of the Board of Directors and the Charter of the Compensation, Nominating and Governance Committee of the Board of Directors. These documents are posted on our website at www.magellanpetroleum.com — select the “Corporate Profile” link and then the “Governance” link.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information that we file with them into this Prospectus. This means that we can disclose important information to you by referring you to other documents previously filed separately with the SEC, including our annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this Prospectus, except for any information that is modified or superseded by information contained in this document or any other subsequently filed document. The information incorporated by reference is an important part of this Prospectus.

Any information that we file with the SEC, specifically, those documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than Regulation FD and/or Regulation G disclosure furnished under Item 9 and/or Item 12 of a current report on Form 8-K (or, if amended, the appropriate Items relating to such disclosures) and exhibits relating to such disclosures, unless otherwise specifically stated in any such current report on Form 8-K), after the initial filing of the registration statement that contains this Prospectus and prior to the time that the Selling Stockholders sell all of the securities offered by this Prospectus, will be incorporated by reference into this Prospectus and will automatically update and supersede the information in this Prospectus and any previously filed document.

The following documents have been filed by the Company with the SEC and are hereby incorporated by reference into this Prospectus:

•	our annual report on Form 10-K for the fiscal year ended June 30, 2011, filed on September 20, 2011, as amended by our Form 10-K/A for the fiscal year ended June 30, 2011, filed on October 28, 2011;

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2011, filed on November 14, 2011;

•	our current reports on Form 8-K filed on July 27, 2011, August 19, 2011, August 31, 2011, September 9, 2011, October 3, 2011, October 7, 2011, October 21, 2011, October 31, 2011 and November 16, 2011;

•	our Proxy Statement on Schedule 14A filed on November 9, 2011; and

•

the description of the Common Stock set forth in the Company’s registration statement on Form S-4 (File No. 333-129329) filed on October 31, 2005, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference in such document, by making a written or oral request to Corporate Secretary, Magellan Petroleum Corporation, 7 Custom House Street, 3rd Floor, Portland, Maine 04101 (telephone number: (207) 619-8500).

You should rely only on the information provided in this Prospectus, as well as the information incorporated by reference. If anyone provides you with different or inconsistent information, you should not rely on it. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this Prospectus or any documents incorporated by reference is accurate as of any date other than the date of the applicable document.

SELLING STOCKHOLDERS

The shares of our Common Stock offered under this Prospectus may be sold from time to time for the account of the Selling Stockholders named in the following table. See “Plan of Distribution.” However, the Selling Stockholders are not obligated to sell any of the shares of our Common Stock offered by this Prospectus. The table below also contains information, to our knowledge, regarding each Selling Stockholder’s beneficial ownership of our Common Stock as of November 17, 2011, and as adjusted to reflect the sale of the shares offered hereby, assuming that all of the shares offered hereby will be sold.

Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if he or she has or shares the power to vote or direct the voting of the security, has or shares the power to dispose of or direct the disposition of the security, or has the right to acquire the security within 60 days.

Stockholder	Shares Beneficially Owned Prior to the Offering	Shares Being Offered	Shares Beneficially Owned After the Offering (1)
			Number	Percent of Class
Monty E Hoffman (2)	252,873	252,873	0		*
Naing Moe Aye (3)	16,563	16,563	0		*
George F Mainzer (3)	88,178	88,178	0		*
Terry L. Ross (3)	38,561	38,561	0		*
Pebcor Enterprises, LLC	174,396	174,396	0		*
Wayne W. Kahmeyer (4)	15,367	15,367	0		*
J. Thomas Wilson (5)	898,804	596,804	302,000		*

*	Less than 1% based on 53,835,594 shares outstanding as of November 17, 2011.
(1)	Assumes the sale of all of the shares of Common Stock offered hereby. This registration statement also covers any additional shares of Common Stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalizations or other similar transactions effected without receipt of consideration which results in an increase in the number of outstanding shares of our Common Stock.
(2)	Mr. Hoffman is a paid consultant to Nautilus and, therefore, was deemed to be a “Related Seller” as such term is defined in the Nautilus PSA described herein.
(3)	Messrs. Aye, Mainzer and Ross are each former employees of Nautilus, with each of their respective employment relationships terminating prior to the execution of the Nautilus PSA, therefore, none of the foregoing were deemed to be a “Related Seller” as such term is defined in the Nautilus PSA described herein.
(4)	Mr. Kahmeyer is employed by Nautilus as the Controller and, therefore, was deemed to be a “Related Seller” as such term is defined in the Nautilus PSA described herein.
(5)	Mr. Wilson is a Director of the Company and, as of September 27, 2011, is the Company’s President/CEO, and, therefore, was deemed to be a “Related Seller” as such term is defined in the Nautilus PSA described herein. Mr. Wilson is the direct beneficial owner of 898,804 shares of the Company’s Common Stock and holds options to acquire an aggregate of 937,500 shares, consisting of 812,500 time-based options and 125,000 performance-based options. Under SEC reporting rules, Mr. Wilson has acquired beneficial ownership of the 125,000 performance-based options, which vested in full on March 2, 2010, and 275,000 of the time-based options, which vested in full on February 2, 2010 (87,500 options), February 2, 2011 (87,500 options) and April 1, 2011 (100,000 options). The remaining 537,500 time-based options will vest in five tranches, the first tranche of 87,500 on February 2, 2012, the second tranche of 100,000 on April 1, 2012, the third tranche of 125,000 on September 27, 2012, the fourth tranche of 100,000 on April 1, 2013, and the fifth tranche of 125,000 on September 27, 2013.

Nautilus Transaction

The shares offered by the Selling Stockholders pursuant to this Prospectus were acquired on September 23, 2011, pursuant to the Nautilus PSA entered into between the Company and the Selling Stockholders, dated September 2, 2011, with respect to the acquisition of the membership interests held by the Selling Stockholders in NT and ER, each Colorado limited liability companies (“Nautilus Transaction”). The Common Stock represented approximately $2.0 million (less certain debt owed to the Company by NT and ER and certain costs) of total consideration in the amount of $6.0 million (subject to potential future production payments) paid by the Company for the NT and ER membership interests. All shares of Common Stock sold pursuant to the Nautilus Transaction were registered in the name of the Selling Stockholders and were issued pursuant to an exemption from registration provided by Section 4(2) of the Securities Act.

Registration Rights Agreement

On September 2, 2011, the Company and the Selling Stockholders also entered into a Registration Rights Agreement (“RRA”), pursuant to which the Company granted to the Selling Stockholders certain registration rights with respect to the shares of Common Stock owned by the Selling Stockholders and issued under the Nautilus PSA, and any securities issued or distributed in connection with such shares by way of stock dividend or stock split or other distribution or in connection with a combination of shares, recapitalization, reorganization, merger, consolidation, reclassification, or otherwise and any other securities into which or for which shares of any other successor securities are received in respect of any of the foregoing (“Registrable Securities”).

The Company agreed to pay all expenses associated with the registration of the Registrable Securities except the fees and disbursements of counsel to the Selling Stockholders and stock transfer taxes. The Company also agreed to indemnify each Selling Stockholder whose Registrable Securities are covered by a Registration Statement or Prospectus (each as defined in the RRA), the Selling Stockholders’ officers, directors, general partners, managing members, and managers, each person who controls (within the meaning of the Securities Act)) the Selling Stockholders and the officers, directors, general partners, managing members, and managers of each such controlling person from and against any losses, claims, damages, or liabilities, expenses, judgments, fines, penalties, charges, and amounts paid in settlement, as incurred, arising out of or based on certain untrue statements of material fact or certain omissions of material facts in any applicable registration statement and/or certain related documents. The Company is filing this registration statement in connection with its obligations under the RRA.

A detailed description of the Nautilus Transaction and the RRA is set forth in the Company’s annual report on Form 10-K filed with the SEC on September 20, 2011 and incorporated herein by reference.

USE OF PROCEEDS

The Selling Stockholders are offering all of the shares covered by this Prospectus. We will not receive any of the proceeds from the sale of the shares.

PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell, transfer, or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market, or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned in their name and, if they default in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this Prospectus, or under an amendment to this Prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act to include the pledgee, transferee or other successors in interest as the Selling Stockholders under this Prospectus. The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledges, or other successors in interest will be the selling beneficial owners for purposes of this Prospectus.

In connection with the sale of our Common Stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions and may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares of Common Stock offered by this Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Stockholders from the sale of the Common Stock offered by them will be the purchase price of the Common Stock less discounts or commissions, if any. The Selling Stockholders reserve the right to accept and, together with their respective agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents.

The Selling Stockholders also may resell all or a portion of the shares in transactions on the NASDAQ Capital Market in reliance upon Rule 144 under the Securities Act, provided that such transaction meets the criteria and conforms to the requirements of that rule.

Any underwriters, broker-dealers, or agents that participate in the sale of the Common Stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions, or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.

To the extent required, the shares of our Common Stock to be sold, the name of the Selling Stockholder, the respective purchase prices and public offering prices, the names of any agent, dealer, or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this Prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, to the extent applicable we will make copies of this Prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the Selling Stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this Prospectus.

We have agreed with the Selling Stockholders to keep the registration statement of which this Prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this Prospectus have been disposed of pursuant to and in accordance with the registration statement, or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the securities offered in this Prospectus is being passed upon by Bernstein, Shur, Sawyer & Nelson, P.A., legal counsel to the Company.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended June 30, 2011, and the effectiveness of Magellan Petroleum Corporation and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the adoption of ASU 2010-3, “Oil and Gas Reserve Estimation and Disclosures” on June 30, 2010, and (2) express an adverse opinion on the effectiveness of Magellan Petroleum Corporation and subsidiaries’ internal control over financial reporting because of material weaknesses), which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The information incorporated into this Prospectus by reference to the Company’s annual report on Form 10-K for the year ended June 30, 2011contains an audit by Allen & Crouch Petroleum Engineers, Inc. of a constant dollar reserves evaluation prepared by Nautilus Poplar, LLC, dated August 19, 2011, of the Montana interests of the Company. The estimates based on such evaluation have been so incorporated in reliance on the authority of said firm as experts in such matters.

The information incorporated into this Prospectus by reference to the Company’s annual report on Form 10-K for the year ended June 30, 2011contains a constant dollar evaluation, dated July 17, 2011, of the Company’s Australian interests prepared by Ryder Scott Company, L.P. The estimates based on such evaluation have been so incorporated in reliance on the authority of said firm as experts in such matters.